UNITED  STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 12b-25

                                               Commission File Number: 000-33339
                                                         CUSIP Number: 316838109

                           NOTIFICATION OF LATE FILING

(Check One):  |_| Form 10-K   |_| Form 20-F   |_| Form 11-K   |X| Form 10-Q
              |_| Form 10-D   |_| Form N-SAR  |_| Form N-CSR

      For Period Ended: March 31, 2007

        |_| Transition Report on Form 10-K
        |_| Transition Report on Form 20-F
        |_| Transition Report on Form 11-K
        |_| Transition Report on Form 10-Q
        |_| Transition Report on Form N-SAR
            For the Transition Period Ended: _______________

Read Instruction (on back page) Before Preparing Form. Please Print or Type.

Nothing in this form shall construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

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                        PART I -- REGISTRANT INFORMATION

FIIC Holdings, Inc.
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Full name of Registrant

N/A
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Former name if applicable

1585 Bethel Road, First Floor
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Address of Principal Executive Office (Street and Number)

Columbus, Ohio  43220
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City, State and Zip Code

                       PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate).

      (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

      (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar
|X| day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Qorsubject distribution reporton Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

      (c) The accountant's statement of other exhibit required by Rule 12b-25(c) has been attached if applicable.

                              PART III - NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q,10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

      The Registrant cannot file its Quarterly Report on Form 10-QSB for the period ended March 31, 2007 within the prescribed time period due to delays resulting from delays with its 10KSB filing and subsequent material events. As previously reported in the Registrant's Current Report on Form 8-K filed April 20, 2007 and in the Registrant's Annual Report on Form 10-KSB filed May 15, 2007. As a result of these changes, the preparation and audit of the Registrant's financial statements and the preparation and filing of its Annual Report for the year ended December 31, 2006 were substantially delayed, and the Registrant has subsequently faced unavoidable delays in the timely preparation of the information required by its 10-QSB for the first quarter of 2006. These delays could not be eliminated without unreasonable effort or expense. The Registrant will file its Current Report on Form 10-QSB as soon as possible, and in any event no later than the fifth calendar day following the prescribed due date for such report.

                          PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

      James W. France
      President and                              614              326-5469
      Chief Executive Officer                    614              451-5030
      -------------------------------       ------------     ------------------
            (Name)                          (Area  Code)     (Telephone  Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceeding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(x). |X| Yes |_| No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? |_| Yes |X| No

            As previously reported in the Registrant's Current Report on Form 8-K filed April 20, 2007 and in the Registrant's Annual Report on Form 10-KSB filed May 15, 20076, the Registrant had entered into a Standby $2,000,000 Guaranty to assist the Registrant's business plans, during the fiscal year ended December 31, 2006 and finalized in the First quarter of 2007, the Registrant's sole business function was locating a private funding support with whom it would effect its business licensing plans. On July 19, 2005, the Registrant, the Registrant's wholly-owned subsidiary Nicklebys Acquisition Corp. ("Merger Sub") and certain existing stockholders of the Registrant entered into an Agreement and Plan of Merger (the "Merger Agreement") with FIIC, Inc., pursuant to which the Merger Sub would merge with and into FIIC, Inc., with FIIC, Inc. being the surviving corporation (the "Merger"). Upon closing of the Merger on February 28, 2006, FIIC, Inc. became a wholly-owned subsidiary of the Registrant, the Registrant changed its name to FIIC Holdings, Inc. and reincorporated in the State of Delaware, and FIIC, Inc.'s insurance operations became the Registrant's primary business. As a result of the merger and the Registrant's resulting recapitalization and change in operational focus, the Registrant's historical financial results for comparison purposes shall be those of FIIC, Inc., and the Registrant's financial results for the quarterly period ended March 31, 2007, will significantly differ from its financial results for the quarter ended March 31, 2006 and March 31, 2005 as previously reported.

================================================================================

                             FIIC Holdings, Inc.
                   -------------------------------------------
                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: May 15, 2007                    By /s/ James W. France
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                                         President and
                                         Chief Executive Officer

INSTRUCTIONS: The form may be signed by an executive officer of the registrant of by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                    ATTENTION
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Intentional misstatements or omissions of the fact constitute Federal Criminal
Violations (See 18 U.S.C.1001).
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